Impact of Company Announced Dividend on Tender Price On June 4th, the Company announced a $100 million dividend ($1.20 per share) to shareholders of record as of the close of business on June 15th, 2007, 6 days before the expiration of Harbinger's tender offer on June 21st As a result of the announcement, the Offer price will be automatically reduced by the exact amount of the $1.20 per share dividend and the net purchase price to be paid by Harbinger will be $7.10 per share As a result, tendering stockholders who also held Openwave stock on the June 15 dividend record date will receive $8.30 in total per share tendered: a combination of the $7.10 Offer price and the $1.20 dividend Despite the reduction in offer price, the net economic benefit to shareholders will remain essentially unchanged Assuming successful completion of the tender, the New Board would have evaluated a dividend of up to $150 million to shareholders - this maximum amount would now be $50 million Tendering shareholders would keep the benefit of the $100 million dividend proposed by the current board Below is an example demonstrating the impact to tendering shareholders of the Company's announced $100 million dividend, assuming 100% of shareholders tender into our offer The examples in this presentation assume the original $8.30 tender price (1) Assumes $150 million post-close dividend and 87.6 million shares outstanding, with 4.9 million shares issued to BPN shareholders at $8.30 a share. (2) Assumes $50 million post-close dividend and 88.4 million shares outstanding, with 5.7 million shares issued to BPN shareholders at $7.10 a share.

Conclusion Harbinger believes that for us and our fellow shareholders it is time for real change at the Openwave Board Harbinger believes that in Bridgeport and Mike Mulica and his team, we have identified a real opportunity to turn Openwave around On June 14th we announced our proposed Board of Directors for Openwave - we are confident that our board has the industry experience and expertise to execute a turnaround at the Company Please refer to appendix for more detail on our proposed Board We structured our Offer to allow all shareholders to continue to participate in the long term prospects of Openwave led by this new Board and Management; so long as all shareholders tender they will all be pro rated and continue to be shareholders with Harbinger We believe that if we achieve a large participation by shareholders it will send a message to the Board that they should resign and allow the tender to close Therefore we encourage all shareholders to tender as soon as possible - the tender expires on Thursday, June 21st

Appendix - Proposed Board of Directors Chuck Parrish - Co-founder of Openwave (phone.com); currently private investor and advisor to several technology companies Tom Wheeler - Managing Director of Core Capital Partners; former CEO of the Cellular Telecommunications & Internet Association (CTIA) Robert Geiman - General Partner of Polaris Venture Partners, largest stockholder of Bridgeport Networks, Inc; focused on investments in communications software and hardware Jacques Leduc - Managing Partner and co-founder of Trio Capital a telecommunications/new media VC; former CFO of Microcell Telecommunications James L. Zucco, Jr. - CEO of Corente; former CEO at Shiva Corporation; fomer VP/General Manager of NA carrier business unit at AT&T; former CIO of MCI Corporation Andrew Breen - technology entrepreneur and advisor; formerly Director of Services Product Marketing at Palm, Inc. (NASDAQ: PALM) Eugene Davis - CEO of PIRINATE Consulting Group, LLC, focused on turnaround management; current public board memberships include Foamex (NASDAQ: FMXL), Atlas Air Worldwide (NASDAQ: AAWW) and Delta Airlines (NYSE: DAL) Joel Piassick - Executive VP of Harbert Management Corporation, an affiliate of Harbinger Capital Partners; formerly General Counsel of Harbert Management Corporation Howard Kagan - Managing Director and Director of Investments of Harbinger Capital Partners Mike Mulica - CEO of Bridgeport Networks, Inc.; former SVP of Worldwide Customer Operations for Openwave